Exhibit 99.1

Bitfarms to Report First Quarter 2023

Financial Results on Monday, May 15, 2023

TORONTO and BROSSARD, Québec, May 2, 2023 -- Bitfarms Ltd. (NASDAQ: BITF // TSX: BITF), a global vertically integrated Bitcoin mining company, will report its fiscal first quarter 2023 financial results on Monday, May 15, 2023, before the market opens.

Management will host a conference call on Monday, May 15, 2023, at 11:00 a.m. ET to review the financial results. Following management’s formal remarks there will be a question-and-answer session. Pre-submitted questions may be considered and interested parties may submit questions to investors@bitfarms.com through May 12, 2023.

Conference call access:

Participants are asked to pre-register for the call through the following link:
Q1 2023 Conference Call

Please note that registered participants will receive their dial in number upon registration and will dial directly into the call without delay. Those without internet access or unable to pre-register may dial in by calling: 1-866-777-2509 (domestic), or
1-412-317-5413 (international). All callers should dial in approximately 10 minutes prior to the scheduled start time and ask to be joined into the Bitfarms call.

The conference call will also be available through a live webcast found here:
Live Webcast

A webcast replay of the call will be available approximately one hour after the end of the call and will be available for one year, at the above webcast link. A telephonic replay of the call will be available through May 22, 2023, and may be accessed by calling 1-877-344-7529 (domestic) or 1-412-317-0088 (international) or Canada (toll free) 855-669-9658 and using access code 6903864. A presentation of the Q1 2023 results will be accessible on Monday, May 15, 2023, under the “Investors” section of Bitfarms’ website.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 10 farms, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Contact:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com